# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: 1st Source Corporation, CIK 0000034782
CUSIP: 336901103
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 100 North Michigan Street, South Bend, Indiana (IN), 46601
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001667420

## Reporting persons
- Oliver Cromwell Carmichael III: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,208,724; shared voting power 19,516; sole dispositive power 1,208,724; shared dispositive power 19,516; aggregate amount beneficially owned 1,228,240 (4.9% of the class)
  Comment: Based on 25,207,759 outstanding shares of the Issuer's common stock as of February 12, 2026, as reported by the Issuer to the reporting person.

## Item 1. Issuer
Name of issuer: 1st Source Corporation
Address of issuer's principal executive offices: 100 North Michigan Street, South Bend, Indiana 46601

## Item 2. Person Filing
Name of person filing: Oliver Cromwell Carmichael III
Address of principal business office or, if none, residence: 2605 Elm Hill Pike, Suite I, Nashville, Tennessee 37214
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,228,240
Percent of class: 4.9%
Sole power to vote or to direct the vote: 1,208,724
Shared power to vote or to direct the vote: 19,516
Sole power to dispose or to direct the disposition: 1,208,724
Shared power to dispose or to direct the disposition: 19,516

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Of the shares reported herein, (i) 739,777 shares are held in various trusts for the benefit of Mr. Carmichael's children for which Mr. Carmichael serves as trustee and has sole voting and dispositive power; and (ii) 19,516 shares are held directly by Mr. Carmichael's spouse, as to which Mr. Carmichael may be deemed to be attributed shared voting and dispositive power with his spouse.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Oliver Cromwell Carmichael III: /s/ Oliver Cromwell Carmichael III, Oliver Cromwell Carmichael III (07/06/2026)